September 20, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Bednarowski and Dietrich King

Re:	89bio, Inc.

Draft Registration Statement on Form S-1

Submitted August 16, 2019

Amendment No. 1 to Draft Registration Statement on Form S-1

File No. 377-02796

Ladies and Gentlemen:

On behalf of 89bio, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) contained in your letter, dated September 12, 2019 (the “Comment Letter”), regarding the above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on August 16, 2019. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses correspond to the page numbers of Amendment No. 1 to the draft Registration Statement (the “Amendment”), which is being confidentially submitted today.

Additionally, we note that the Amendment contains certain updated disclosures from what was initially filed with the Registration Statement, including interim financial statements as of and for the period ended June 30, 2019.

Prospectus Summary

Our Company

Overview, page 1

1.

Please revise here and throughout to remove comparisons of your product candidates with other treatments, product candidates and therapies. For example, on pages 1 and 112, you compare BIO89-100 to other products in development. In

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September 20, 2019

addition, please revise here and throughout to eliminate any suggestion that your product candidates have been or will ultimately be determined safe or effective, as only the FDA and foreign government equivalent regulations have the authority to make these determinations. For example, on page 1, you state that you believe that BIO89-100 may be a differentiated therapy based on, in part, to improved efficacy.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amendment to remove comparisons of its product candidates with other treatments, product candidates and therapies. In addition, the Company has revised its disclosure throughout the Amendment to eliminate suggestions that its product candidates have been or will ultimately be determined safe or effective. The revised disclosures can be found on pages 1, 72, 84, 86, 87, 94 and 115 of the Amendment.

2.

We note your disclosure that BIO89-100 may be a differentiated therapy based, in part, on a more convenient dosing regimen. Please balance your disclosure here by disclosing that BIO89-100 must currently be stored as a frozen liquid and is therefore not well-suited to commercialization and that there is not guarantee that you will be able to develop a refrigerated liquid formulation, freeze-dried or lyophilized formulation of BIO89-100.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amendment to replace the phrase “convenient dosing regimen” with the phrase “longer dosing interval,” which was the intended meaning of the original phrasing (i.e., that less frequent injections would be more convenient to the patient), as discussed in further detail on page 115 of the Amendment. The revised disclosure can be found on pages 1, 2, 72, 84, 85, 86, 87, 94 and 115 of the Amendment.

With respect to the risks that the Company may be unable to develop a refrigerated or freeze-dried formulation of BIO89-100, the Company respectfully notes that the Registration Statement contains a risk factor on page 26 disclosing that BIO89-100 must currently be stored as a frozen liquid and that there is no guarantee that it will be able to develop a refrigerated or freeze-dried (lyophilized) formulation.

3.

We note your disclosure of page 2 that “[a]pproval of an SHTG treatment, driven by a combination of smaller clinical trials and shorter timelines, can potentially represent a quicker path to market for BIO89-100.” Please tell us why you believe that your product candidate for the treatment of SHTG will be approved with smaller clinical trials and shorter timelines. In addition, please disclose whether the FDA has indicated that you may conduct smaller trials for BIO89-100 for the treatment of SHTG as you seek approval from the FDA for this indication.

In response to the Staff’s comment, the Company has revised its disclosure to explain that the Company believes its product candidate for the treatment of SHTG can potentially be approved

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with smaller clinical trials and shorter timelines based on a published FDA surrogate endpoint table for drug approval that includes SHTG, as well as the development path followed by other companies that have developed an SHTG therapy. The revised disclosures can be found on pages 2, 43, 72, 84, 86, 87 and 116 of the Amendment. In addition, the Company has revised page 43 of the Amendment to clarify that it does not have a Special Protocol Assessment or other agreement with the FDA with respect to the required clinical trials needed to support an application for approval of BIO89-100 for the treatment of SHTG.

Our Lead Product Candidate, BIO89-100, page 2

4.

We note your disclosure in the second paragraph of this section regarding the results of your preclinical trials of BIO89-100. Please limit the prospectus summary to a description of the endpoints of your clinical trials and whether they were met. To the extent that you do discuss preclinical trials in the prospectus summary, please avoid conclusory statements regarding the results of these studies, and disclose a summary of how the tests were conducted, the number of animal models used, the number of tests conducted and the range of results observed in these tests. In addition, we note your disclosure on page 2 that your single doses of 9.1mg and higher of BIO89-100 in your Phase 1a clinical trial of BIO89-100 demonstrated statistically significant improvements in key lipid parameters measured at Day 8 and Day 15 after dosing on Day 1. Please disclose the p-value used.

In response to the Staff’s comment, the Company has revised the disclosure on page 2. This includes a summary of how the tests were conducted, the number of animal models used, the number of tests conducted and the range of results observed in these tests. The Company has also revised the disclosure on pages 2, 85 and 109 to include the resulting p-value.

Implications of Being an Emerging Growth Company, page 5

5.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We acknowledge the Staff’s comment and will supplementally provide the Staff with copies of all written communications used in reliance on Section 5(d) of the Securities Act.

Risk Factors

Risk Related to Regulatory Approvals

U.S. Securities and Exchange Commission

September 20, 2019

Even if we are able to obtain regulatory approvals for BIO89-100 or any future product candidate, page 43

6.

We note your reference to BIO89-100 approved based upon a surrogate endpoint pursuant to section 506(c) of the Federal Food, Drug, and Cosmetic Act and the accelerated approval regulations. Please revise to clarify whether the FDA has given you any indication that you may seek approval upon section 506(c) of the Federal Food, Drug, and Cosmetic Act and the accelerated approval regulations.

In response to the Staff’s comment, the Company has revised its risk factor on page 43 to clarify that the Company has not had any discussions with the FDA regarding a surrogate endpoint or accelerated approval regulations and that the reference to a surrogate endpoint is based on FDA guidance from December 2018 regarding NASH generally.

Risks Related to this Offering and Ownership of Our Common Stock Our Amended Certificate provides that the Court of Chancery of the State of Delaware, page 60

7.

We note your disclosure on page 60 regarding your exclusive forum provision in your Amended Certificate. However, on page 149, you state that your Amended Bylaws will contain the exclusive forum provision. Please revise for clarity and consistency. In addition, we note your disclosure that the exclusive forum provision identifies the federal district courts as the exclusive forum for Securities Act claims. Please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To the extent that your exclusive forum provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

In response to the Staff’s comment, the Company has revised its disclosure on page 156 of the Amendment to clarify that the exclusive forum provision appears in the Company’s Second Amended and Restated Certificate of Incorporation (the “Amended Certificate”) that will be effective upon the completion of the offering. Additionally, the Company has revised its disclosure on page 61 of the Amendment to state that, “under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.” The Company respectfully advises the Staff that Article X of the Amended Certificate states that, “[n]otwithstanding anything herein to the contrary, and for the avoidance of doubt: (y) this Article shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended…” Accordingly, we

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believe that the Amended Certificate states clearly that the exclusive forum provision contained therein does not apply to actions arising under the Exchange Act.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Agreements with Teva, page 72

8.

Your discussion regarding your Teva agreements on page 72 differs from that disclosed on pages 113 and F-14 with respect to the number of agreements entered into and the associated milestone payments. Please revise to correct this apparent inconsistency.

In response to the Staff’s comment, the Company has revised its disclosure on page 73 of the Amendment to harmonize the disclosure with that on pages 116, 117, F-17 and F-33 of the Amendment.

Critical Accounting Policies and Estimates Share-Based Compensation, page 79

9.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock and the estimated offering price. This information will help facilitate our review of your accounting for equity issuance including stock compensation and beneficial conversion features.

We acknowledge the Staff’s comment and will supplementally provide the requested information as soon as an estimated offering price or range is known.

Business

Overview, page 81

10.	Please disclose the material terms of the Sublicense Agreement with ratiopharm GMBH in an appropriate section of your Business section.

In response to the Staff’s comment, the Company has added disclosure regarding the material terms of the Sublicense Agreement with ratiopharm GmbH on pages 4, 49, 85, 86 and 117 of the Amendment.

11.

We note your disclosure on page 82 that, in diabetic obese cynomolgus monkeys with elevated triglycerides, BIO89-100 showed significant effects on triglycerides at doses as low as 0.1mg/kg/week with a 78% reduction from baseline observed at the highest dose level of 1.0 mg/kg/week. Please revise to disclose here the number of monkeys used in this study, the range of results observed and when the measurements of tryglycerides were measured. Similarly, please disclose the number of mice and diabetic obese cynomolgus in each preclinical study described

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on pages 98 to 105, and disclose whether the data in the charts on pages 99 to 105 demonstrates the high, low or average results. In addition, we note your disclosure regarding the reduction of tryclycerides in your Phase 1a SAD study. Please disclose here the range of results observed as well as the dose of BIO89-100.

In response to the Staff’s comment, the Company has revised its disclosure on page 85 of the Amendment to disclose the number of monkeys used in the study, the range of results observed and when the measurements of triglycerides were measured. In addition, the Company has revised its disclosures on pages 101, 103 and 106 of the Amendment to disclose the number of mice and diabetic obese cynomolgus monkeys in the preclinical study described on those respective pages. The Company has revised the charts on pages 102 to 108 of the Amendment to reflect that the data in such charts show mean results.

With respect to the reduction of triglycerides in the Company’s Phase 1a SAD study, the Company respectfully refers the Staff to Figure 24 on page 110, which contains the range of results observed in this study, as well as the dose of BIO89-100.

12.

We note your disclosure on page 82 regarding the patents for BIO89-100. Please clarify here, if true, that the patents and know-how related to glycoPEGylation technology for use in the research, development, manufacture and commercialization of BIO89-100 are licensed from TEVA.

In response to the Staff’s comment, the Company has added disclosure on pages 4, 49, 73, 85, 86 and 117 of the Amendment to clarify that the patents and know-how related to glycoPEGylation technology for use in the research, development, manufacture and commercialization of BIO89-100 are licensed from Teva and ratiopharm GmbH, an affiliate of Teva.

Agreements with Teva

FASN Agreements, page 113

13.

Please disclose any payments and royalties that must be paid in addition to the payments and royalties that must be paid pursuant to the FGF21 Agreement with Teva. In this regard, we note your disclosure that the provisions in the FASN regarding milestones and royalties are analogous to the provisions contained in the FGF21 Agreement.

In response to the Staff’s comment, the Company has added disclosure on page 117 of the Amendment regarding the payments and royalties that must be paid to Teva pursuant to the FASN Agreement.

Manufacturing and Supply, page 126

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14.	Please disclose the material terms of your Master Services Agreement with Biotechpharma UAB.

In response to the Staff’s comment, the Company has added disclosure on page 131 of the Amendment regarding the material terms of the Master Services Agreement with Biotechpharma UAB.

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September 20, 2019

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Rohan A. Palekar, 89bio, Inc.

Branden C. Berns, Gibson Dunn & Crutcher LLP

Divakar Gupta, Cooley LLP

Jonie I. Kondracki, Cooley LLP

Robert W. Phillips, Cooley LLP

Charles S. Kim, Cooley LLP